

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

J. Chris Morgando
Chief Executive Officer
Helpeo, Inc.
871 Coronado Center Drive, Suite 200
Henderson, Nevada 89052

> **Re:** **Helpeo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 2, 2010**
> **File No. 333-168302**

Dear Mr. Morgando:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Business, page 5

1.   We note your statements in this section and in your business description on page 16 that your offering "will be a simple yet elegantly designed solution" and will "create a seamless experience for the Helpeo user creating a wanted dependency on the Company's service." Since you have not yet completed development of your product, please clarify that these claims represent the company's beliefs, and provide support for such beliefs. As you are aware, you must be able to support on a reasonable basis all claims made in the registration statement.

Risk Factors

Risks Relating to Our Common Stock

"Our officers and director own a substantial interest in our voting stock and will have a significant voice in our management," page 8

2.   In the risk factor related to this subcaption you state that your officers and directors, in the aggregate, beneficially own or control the votes of approximately 34.5% of your outstanding common stock. In your beneficial ownership table on page 20, however, you indicate that your directors and officers own 62.07% of your common stock. Please advise or revise as necessary.

"If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board…," page 8

3.   Please revise this subcaption and the related risk factor to clearly indicate that you are not currently traded on the OTC Bulletin Board, and that there is no guarantee that a market maker will submit an application for you to be traded on the OTC Bulletin Board. In this regard, we note the disclosure in your registration fee table that "There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved."

Management's Discussion and Analysis of Financial Condition and Results of Operations

4.   Please provide a detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete the business plan, when you expect to begin to sell your product, and when you expect to begin generating revenue.

Liquidity and Capital Resources, page 12

5.   You state that you expect significant expenditures during the next 12 months, and that such anticipated expenditures are for product development, marketing, inventory, equipment and overhead. To the extent possible, please revise to provide quantified estimates of these expenditures over the next 12 months. Such a discussion should take into account the expenses you will incur upon becoming a public company.

Description of Business

Overview, page 16

6.   Please provide a detailed description of the status of your product (e.g. whether in the planning stage, whether prototypes exist, the degree to which product design has progressed or whether further engineering is necessary). See Item 101(h)(4) of Regulation S-K. Also, please revise to identify the principal markets (and customers) in which you anticipate selling your product.

Certain Relationships and Related Transactions, page 19

7.   You disclose in Note 5 to your financial statements that you executed a promissory note for $40,000 with a shareholder on February 9, 2010, which was paid in full on May 31, 2010. Please disclose this transaction in your related party discussion in the prospectus. Refer to Items 404(a) and (d)(1) of Regulation S-K. For this transaction, and the other related party transactions that you discuss in this section, please ensure that you provide all of the information required by Item 404(a), including the name of the related parties. Also, please file your agreements with these related parties as exhibits to your registration statement, or provide us with your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

8.   Please explain in more detail the circumstances surrounding the accounts receivable balance due from Mr. Morgando. Also, please provide your analysis as to why you believe this indebtedness is appropriate under Section 13(k) of the Securities Exchange Act of 1934

Security Ownership of Certain Beneficial Owners and Management, page 19

9.   We refer to your selling stockholders table on page 22 and note that selling stockholder, Horizon Ridge Capital, is the beneficial ownership of more than 5% of your common stock. It appears, however, that you have not included this security holder in the tabular disclosure required by Item 403(a) of Regulation S-K. Please advise or revise your document as necessary.

Selling Stockholders, page 22

10.   You list Horizon Ridge Capital's current ownership as 34.48% of your common stock on the basis of 29 million shares of common stock outstanding on June 30, 2010. It appears, however, that the amount of shares owned by Horizon Ridge Capital, 4.5 million, is considerably less than 34% of your outstanding common stock as of June 30, 2010. Please advise or revise your document to correct for this discrepancy.

11.   Please list the individual(s) that have voting and/or investment control over the shares held by each of your non-public entity selling stockholders. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure interpretations, available on our website. In addition, please tell us whether any of these stockholders are registered broker dealers or affiliates of registered broker dealers

Item 15. Recent Sales of Unregistered Securities, page II-1

12.   You indicate in this section that some of your unregistered sales were made in reliance on Regulation S. Please identify those sales and describe the facts that support your claim of an exemption from registration under Regulation S.

Undertakings, page II-2

13.   We note that you have included the undertaking related to Item 512(a)(6) of Regulation S-K. Given that your offering involves a resale of securities by existing selling stockholders, it would appear that this undertaking is inappropriate. Please advise.

Signatures

14.   Please note that in addition to being signed by the registrant, the registration statement must be signed by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors. Refer to Instruction 1 to Signatures in the Form S-1. Please ensure that amendments to the registration statement include all required signatures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any questions.

Sincerely,

Matthew M. Crispino
Attorney-Advisor

Via Facsimile (503) 908-0956
Scott D. Olson, Esq.